SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Debenture Issuance – AXIA Energia Rio de Janeiro, February 6, 2026, Centrais Elétricas Brasileiras S/A – Eletrobras (“Company” and “AXIA Energia”), hereby informs that, on this date, the Board of Directors approved the issuance of simple debentures, not convertible into shares, unsecured, in up to three series, in the amount of R$1.6 billion, with the possibility of an additional tranche of up to 25% of the issuance volume, according to the outcome of the Bookbuilding Procedure, whereby the total volume of the transaction may reach R$2 billion, through its 8th issuance, with the following main characteristics: Issuer AXIA Energia (8th issuance) Séries Up to 3 series Issue Amount R$ 1.6 billion, with the possibility of issuing an additional tranche of 25% Type/ Security Unsecured Intereset Payment Semiannual, with no grace period Amortization 1st series: bullet (single payment at maturity on February 15, 2033) 2nd series: bullet (single payment at maturity on February 15, 2036) 3rd series: annual payments, starting in the 13th year (February 15, 2039; February 15, 2040; and February 15, 2041) Remuneration (as to be defined in the bookbuilding) 1st series: NTN-B 2032 – 0.90% or IPCA + 6.80% p.a., whichever is higher 2nd series: NTN-B 2035 – 0.77% or IPCA + 6.80% p.a., whichever is higher 3rd series: NTN-B 2040 – 0.50% or IPCA + 6.90% p.a., whichever is higher Total Term and Maturiy 1st series: 7 years (Feb. 15, 2033) 2nd series: 10 years (Feb. 15, 2036) 3rd series: 15 years (Feb. 15, 2041) It should be noted that the debentures benefit from the tax incentive provided for in Law No. 12,431. The issuance will be carried out through a public offering distribution, under the automatic registration procedure, and will be exclusively allocated to professional investors. Additionally, the debentures will be issued under a communicating vessels structure, in accordance with the outcome of the Bookbuilding Procedure. THE OFFERING HAS NOT BEEN REGISTERED YET WITH THE CVM, AND THIS MATERIAL FACT IS INTENDED SOLELY TO DISCLOSE ITS APPROVAL BY THE BOARD OF DIRECTORS OF AXIA ENERGIA. This Material Fact does not constitute an offer, invitation, or solicitation to subscribe for the debentures, nor shall any information contained herein constitute the basis for any contract or commitment. Eduardo Haiama Vice-president Financial and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.